Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

November 5, 2020

Irene Barberena-Meissner, Esq.

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Principal Solar, Inc. Offering Statement on Form 1-A Filed June 29, 2020 File No. 024-11253

Dear Ms. Barberena-Meissner,

On behalf of Principal Solar, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 5, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A

Amendment No, 3 to Offering Statement on Form 1-A

Executive Compensation, page 39

1. We note your revised disclosure that the table on page 39 represents information regarding the total compensation of your officers and directors for the period ended June 30, 2020. Please revise to clarify Mr. Toussaint's annual compensation as executive officer and director during your last completed fiscal year. In addition, describe the compensation to be paid under the employment agreements with your executive officers. Refer to Item 11 of Part II of Form 1-A.

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The Company has revised this section of the Offering Circular as follows:

On January 1, 2020, Mr. Toussaint entered into an employment agreement with the Company for a term of two years. Pursuant to his employment agreement, he has agreed to devote a substantial portion of his business and professional time and efforts to our business. Mr. Toussaint will receive an annual base salary of $120,000.00. Mr. Toussaint’s salary will increase to $150,000.00 annually, if the Company raises $1,000,000.00 in capital funding. Mr. Toussaint is also eligible to participate in any bonus pools established by the Company.

On January 1, 2020, Mr. Lerner has entered into an employment agreement for a term of two years. Mr. Lerner commenced his position as Chief Operating Officer and member of the Board of Directors on January 1, 2020. Pursuant to his employment agreement, he has agreed to devote a substantial portion of his business and professional time and efforts to our business. Mr. Lerner will receive an annual base salary of $120,000.00. Mr. Lerner’s salary will increase to $150,000.00 annually, if the Company raises $1,000,000.00 in capital funding. Mr. Lerner is also eligible to participate in any bonus pools established by the Company.

The employment agreements provide that each employee shall receive a salary determined by the Board of Directors commensurate with the development of the Company. Each employee may be entitled to receive, at the sole discretion of our Board of Directors or a committee thereof, bonuses based on the achievement (in whole or in part) by the Company of our business plan and achievement by the employee of fixed personal performance objectives.

The following table represents information regarding the total compensation our officers and directors of the Company for the period ended December 31, 2019:

Name and Principal Position	Cash Compensation	Annual Bonus Available	Other Compensation	Total Compensation

K. Bryce Toussaint, CEO, Interim CFO and Director	$90,000			$90,000[1]

Total	$90,000			$90,000

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares

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